Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(In millions, unaudited)

	2003	2004	2005	2006	2007
Actual:	(Restated)	(Restated)	(Restated)	(Restated)
Computation of Earnings:
Income from continuing operations before income taxes and minority interest	$522	$737	$1,157	$1,001	$1,614
Adjustment for undistributed equity earnings, net of distributions	(64)	(49)	(34)	(54)	(55)
Depreciation of previously capitalized interest	16	17	18	18	18
Fixed charges	2,053	1,914	1,918	1,881	1,919
Less:
Capitalized interest	(110)	(36)	(28)	(50)	(86)
Preference security dividend of consolidated subsidiary	(5)	(6)	(5)	(5)	(6)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	(123)	(191)	(319)	(463)	(434)
Earnings	$2,289	$2,386	$2,707	$2,328	$2,970
Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,878	$1,812	$1,825	$1,766	$1,785
Capitalized interest	110	36	28	50	86
Preference security dividend of consolidated subsidiary	5	6	5	5	6
Interest expense included in rental expense	60	60	60	60	42
Fixed Charges	$2,053	$1,914	$1,918	$1,881	$1,919
Ratio of earnings to fixed charges	1.11	1.25	1.41	1.24	1.55